Exhibit 99.1
PURCHASE AGREEMENT
     This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 14, 2008 by and among Hagen Family Limited Partnership (“Purchaser”), on the one hand, and Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Whitecrest Partners, L.P., and Abrams Capital International, Ltd., on the other hand. Capitalized terms used herein without definition shall have their meanings set forth in Section 6.01.
     WHEREAS, Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Whitecrest Partners, L.P. and Abrams Capital International, Ltd. (collectively, the “Abrams Funds” or “Sellers”) own in aggregate 150 shares of Class B Common Stock (such 150 shares being referred to herein collectively as the “Shares”) of Erie Indemnity Company, a Pennsylvania corporation (the “Company”; and, together with the Erie Insurance Exchange and their respective subsidiary corporations, the “ERIE Group”);
     WHEREAS, the Abrams Funds are managed by their investment manager, Pamet Capital Management, L.P. (“Pamet”);
     WHEREAS, Thomas B. Hagen, the General Partner of Purchaser, is a member of the Company’s board of directors and serves as its Chairman;
     WHEREAS, this Agreement is being made and entered into, and the sale of Shares contemplated hereby will be consummated, during the “window period” designated by the Company during which the Company’s “statutory insiders” are permitted to buy or sell shares of stock of the Company in accordance with the Company’s securities law compliance program; and
     WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE OF SHARES AND CLOSINGS
          1.01 Purchase and Sale. Sellers agree, severally and not jointly, to sell to Purchaser, and Purchaser agrees to purchase from Sellers, all of the right, title and interest of Sellers in and to the Shares held by such Sellers at the Closing on the terms and subject to the conditions set forth in this Agreement.
          1.02 Purchase Price. The purchase price for each Share shall be $130,830.00 and the aggregate purchase price for all Shares shall be $19,624,500.00 (the “Purchase Price”),

payable in immediately available United States funds at the Closing in the manner provided in Section 1.03.
          1.03 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article V, the consummation of the sale and purchase of the Shares provided for in Section 1.01 (the “Closing”) shall take place at the offices of Richards & Associates, P.C., 100 State Street, Suite 440, Erie, PA 16507-1456, by noon (local time) on November 21, 2008 (the “Closing Date”), unless another time, date or place is agreed to in writing by Purchaser and Sellers. At the Closing, Purchaser will pay the Purchase Price by wire transfer of immediately available United States funds pursuant to the wire instructions set forth on Exhibit “A” hereto. Simultaneously, Sellers will assign and transfer to Purchaser all of Sellers’ right, title and interest in and to the Shares by delivering to Purchaser a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached.
          1.04 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, as and to the extent applicable, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by applicable Law, to fulfill their respective obligations under this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLERS
          Each Seller, severally and not jointly, hereby represents and warrants to Purchaser, solely with respect to itself and any Shares referred to in this Agreement as being owned by it, as follows:
          2.01 Organization of Seller. Seller (i) is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and (ii) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Shares.
          2.02 Authority. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by the investment manager of Seller, no other action on the part of Seller or its partners or shareholders being necessary. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          2.03 Ownership of Shares. Seller owns the number of Shares designated on Schedule I hereto, beneficially and of record, free and clear of all Liens. The delivery of a certificate or certificates at the Closing representing the Shares in the manner provided in Section 1.03 will transfer to Purchaser good and valid title to the Shares, free and clear of all Liens.
          2.04 No Conflicts; Governmental Approvals and Filings.
     (a) The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations under this Agreement and the consummation of the Purchase will not, (i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of Seller or (ii) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller or any of its assets and properties.
     (b) No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Seller is required in connection with the execution, delivery and performance of this Agreement or the consummation of the Purchase.
          2.05 Legal Proceedings. As of the date hereof, there is no pending or, to the knowledge of Seller, threatened, Action or Proceeding against or relating to Seller, nor is there any Order imposed upon Seller by or before any Governmental or Regulatory Authority, that would, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Seller to perform its obligations hereunder or prevent or materially delay consummation of the Purchase.
          2.06 Disclosure. Purchaser has informed Sellers that Purchaser may be in possession of confidential or material, non-public information concerning the ERIE Group (the “Confidential Information”), which, if publicly disclosed, could affect the trading price of the Shares, including information that may be indicative that the value of the Shares is different than the Purchase Price. Seller acknowledges that the General Partner of Purchaser is a member of the Company’s board of directors and serves as its Chairman and that no Confidential Information has been disclosed by Purchaser to Sellers. Notwithstanding any possession of Confidential Information by Purchaser and the absence of disclosure thereof to Sellers, Seller desires to consummate the Purchase for its own business purpose and agrees that Purchaser shall not have any liability to Seller with respect to the non-disclosure of any Confidential Information, whether arising directly, derivatively or indirectly, primarily or secondarily, by contract or operation of Law or otherwise, including, without limitation, as a matter of contribution, indemnification, set-off, rescission or reimbursement. Seller hereby assumes and accepts the risk that the Confidential Information was not known to Seller before entering into this Agreement and may not be known at the time of the Closing and of the impact of the Confidential Information on the value of the Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER
          Purchaser hereby represents and warrants to each Seller as follows:
          3.01 Organization of Purchaser. Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.
          3.02 Authority. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by the general partner of Purchaser, no other action on the part of Purchaser or its partners being necessary. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          3.03 No Conflicts; Governmental Approvals and Filings.
     (a) The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the Purchase will not, (i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of Purchaser or (ii) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its assets and properties.
     (b) Except for the filings referenced in the last sentence of Section 4.02, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the Purchase.
          3.04 Legal Proceedings. As of the date hereof, there is no pending or, to the knowledge of Purchaser, threatened, Action or Proceeding against or relating to Purchaser, nor is there any Order imposed upon Purchaser by or before any Governmental or Regulatory Authority, that would, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations hereunder or prevent or materially delay consummation of the Purchase.
          3.05 Purchase for Investment; No Reliance. Purchaser (i) is an “accredited investor” (as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended) and a sophisticated buyer with respect to the Shares, and has such knowledge, experience and skill in evaluating and investing in securities, based on actual participation in financial, investment and business matters such that Purchaser is capable of evaluating the merits and risks of the Purchase and negotiating the terms thereof, (ii) has had the opportunity to consult with such advisors as it deems appropriate with respect to the Purchase, (iii) has adequate information concerning the Shares, (iv) has adequate information concerning the business and financial condition of the ERIE Group as it deems necessary to enter into this Agreement and has had an opportunity to discuss such information with its advisors, (v) has conducted, to the extent it deemed necessary, an independent investigation of such matters as, in its judgment, is necessary for it to make an informed investment decision with respect to the Shares and the Purchase, (vi) has not relied upon Sellers or any person affiliated with Sellers for any investigation into, assessment of, or evaluation with respect to the Shares or the Purchase, and (vii) is buying the Shares for investment purposes only, not with a view toward distribution or resale in violation of any applicable securities laws, as principal for its own account and not as a broker or agent for another party.
          3.06. Adequate Funds. Purchaser has, and at the Closing will have, sufficient cash resources and/or available credit facilities to pay the aggregate Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement. Purchaser acknowledges that Purchaser’s obligation hereunder to purchase the Shares at the Closing is not conditioned on the availability of financing.
ARTICLE IV
COVENANTS
          4.01 No Solicitations. Until 5:00 p.m. (local time) on the Closing Date, neither Pamet nor any Seller will, nor will they permit any of their subsidiaries, affiliates or representatives to, take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any person (a) to purchase all or any portion of the Shares or (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any sale of all or any portion of the Shares.
          4.02 Confidentiality. Without the prior written consent of all of the parties hereto, each party agrees that it will not, and will cause its respective representatives not to, make any release to the press or other disclosure to any third party (other than by Purchaser or its representatives to the Company and its board of directors, and excluding partners or shareholders of Sellers) with respect to the existence or contents of this Agreement, except for such disclosure as may be necessary, in the opinion of counsel, for the party proposing to make the disclosure not to be in violation of or default under any applicable Law or Order. If any party proposes to make any disclosure based upon such an opinion, that party will deliver the text of the proposed disclosure to the other parties as far in advance of its disclosure as is practicable, and will in good faith consult with and consider the suggestions of the other parties concerning the nature and scope of the information it proposes to disclose. Notwithstanding the foregoing, it is hereby acknowledged that Purchaser will file, or cause to be filed, (i) a Form 4 with the Securities and Exchange Commission relating to the Purchase on or prior to the second business day after the date hereof and (ii) a Schedule 13D with the Securities and Exchange Commission relating to the

Purchase on or prior to the tenth calendar day after the date hereof and Sellers will file or cause to be filed all necessary reports required by State or Federal Law.
          4.03 Waiver of Claims.
     (a) Each Seller acknowledges that it is not relying on any representations or warranties of Purchaser other than those set forth in this Agreement. Accordingly, Sellers hereby irrevocably waive any and all actions, causes, rights or claims, whether known or unknown, contingent or matured, and whether currently existing or hereafter arising, that they may have or hereafter acquire (“Claims”) against Purchaser and/or its partners, agents and affiliates (collectively, the “Released Persons”) directly or indirectly arising out of, relating to or resulting from Purchaser’s failure to disclose any Confidential Information to Sellers, including, without limitation, Claims under applicable federal and/or state securities laws, and agrees not to institute or maintain any cause of action, suit or complaint or other proceeding against any Released Persons as a result of Purchaser’s or such persons’ failure to disclose the Confidential Information.
     (b) Purchaser acknowledges that it is not relying on any representations or warranties of Sellers other than those set forth in the Agreement. Accordingly, Purchaser hereby irrevocably waives any and all actions, causes, rights or claims, whether known or unknown, contingent or matured, and whether currently existing or hereafter arising, that it may have or hereafter acquire (“Potential Purchaser Claims”) against any partner of each Seller and/or the officers, directors, partners, members, employees, agents and affiliates of each Seller or any partner of each Seller (collectively, the “Seller Released Persons”) arising out of, relating to or resulting from the failure by any Seller to disclose any information concerning the ERIE Group and/or the Purchase to Purchaser, including, without limitation, Potential Purchaser Claims under applicable federal and/or state securities laws, and agrees not to institute or maintain any cause of action, suit or complaint or other proceeding against any Seller Released Persons as a result of any Seller’s or such persons’ failure to disclose any such information.
ARTICLE V
CONDITIONS
          5.01 Conditions to Obligations of Purchaser. The obligations of Purchaser hereunder to purchase the Shares are subject to the fulfillment, at or before the Closing, of the condition which may be waived in whole or in part by Purchaser in its sole discretion that each of the representations and warranties made by Sellers in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.
          5.02 Conditions to Obligations of Sellers. The obligations of Sellers hereunder to sell the Shares are subject to the fulfillment, at or before the Closing, of the condition (which may be waived in whole or in part by Sellers in their sole discretion) that each of the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.
ARTICLE VI
DEFINITIONS
          6.01 Definitions.
     (a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:
     “Abrams Funds” has the meaning set forth in the recitals hereto.
     “Action or Proceeding” means any action, suit, proceeding, hearing, charge, complaint, grievance, arbitration or Governmental or Regulatory Authority investigation
     “Agreement” has the meaning set forth in the preamble hereto.
     “Claims” has the meaning set forth in Section 4.03(a).
     “Class A Common Stock” means the authorized Class A Common Stock of the Company.
     “Class B Common Stock” means the authorized Class B Common Stock of the Company.
     “Closing” has the meaning set forth in Section 1.04.
     “Closing Date” has the meaning set forth in Section 1.04.
     “Closing Sale Price” has the meaning set forth in Section 6.01.
     “Company” has the meaning set forth in the recitals hereto.
     “Confidential Information” has the meaning set forth in Section 2.06.
     “ERIE Group” has the meaning set forth in the recitals hereto.
     “Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any applicable jurisdiction.
     “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any Governmental or Regulatory Authority.
     “Liens” means any mortgage, pledge, assessment, security interest, lease, lien,

adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing, or any voting agreement or trust or other restriction on voting or alienation whether memorialized by contract or otherwise.
     “Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).
     “Pamet” has the meaning set forth in the recitals hereto.
     “Potential Purchaser Claims” has the meaning set forth in Section 4.03(a).
     “Purchase” means the purchase and sale of the Shares contemplated by this Agreement.
     “Purchase Price” has the meaning set forth in Section 1.02.
     “Purchaser” has the meaning set forth in the preamble hereto.
     “Released Persons” has the meaning set forth in Section 4.03(a).
     “Seller Released Persons” has the meaning set forth in Section 4.03(a).
     “Sellers” has the meaning set forth in the recitals hereto.
     “Shares” has the meaning set forth in the recitals hereto.
          (b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; and (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement.
ARTICLE VII
TERMINATION
          7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time before the Closing:
               (a) by mutual written agreement of Sellers and Purchaser;
     (b) by Sellers or Purchaser, in the event that any Governmental or Regulatory Authority has issued a final, non-appealable Order enjoining the Purchase or otherwise making the consummation of the transactions contemplated by this Agreement illegal; or

     (c) by Sellers or Purchaser, in the event that the Closing shall not have occurred on or prior to November 21, 2008, provided that this Agreement may not be terminated by any party hereto whose breach of its obligations under this Agreement has resulted in the failure of the Closing to occur on or prior to such date.
          7.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 7.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Sellers or Purchaser (or any of their respective members, partners, officers, employees, agents or other representatives or affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to expenses in Section 8.03 and confidentiality in Section 4.02 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 7.01(b), any Seller will remain liable to Purchaser for any willful breach of this Agreement by such Seller existing at the time of such termination, and Purchaser will remain liable to Sellers for any willful breach of this Agreement by Purchaser existing at the time of such termination, and Sellers or Purchaser may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.
ARTICLE VIII
MISCELLANEOUS
          8.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission (with acknowledgement received), by electronic mail (with receipt confirmed), by overnight courier (providing proof of delivery) or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:
If to Purchaser, to:
c/o Richards & Associates, P.C.
100 State Street, Suite 440
Erie, PA 16507-1456
Facsimile No.: (814) 454-4459
E-mail: roger@richardspc.com
Attn: Roger W. Richards, Esq.
If to Pamet or any Seller, to:
c/o Abrams Capital
222 Berkeley Street
22nd Floor
Boston, MA 02116
Facsimile No.: (617) 646-6150
E-mail: bwall@abramscapital.com
Attn: Bill Wall, Esq.

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.
          8.02 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, including without limitation that certain letter agreement between Purchaser and Pamet, dated October 17, 2008, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
          8.03 Expenses. Whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.
          8.04 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.
          8.05 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.
          8.06 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person, other than a Released Person to the extent provided in Section 4.03(a) and Seller Released Person to the extent provided in
Section 4.03(b).
          8.07 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto, in whole of in part, by operation of Law or otherwise, without the prior written consent of each other party hereto and any attempt to do so will be void, except that Purchaser may assign all, but not less than all, of its rights, interests and obligations hereunder, including its right to purchase the Shares on the terms but subject to the conditions contained in this Agreement, to the Company by execution of an instrument in form and substance reasonably satisfactory to Pamet; provided, however, that no such assignment shall relieve Purchaser of its obligations hereunder. Any failure by the Company to fulfill its obligations arising hereunder as a result of such assignment shall constitute a termination of such assignment and require Purchaser to fulfill its obligations under this Agreement at such times and in accordance with the terms hereof as if such assignment had not occurred. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

          8.08 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
          8.09 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
          8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the conflicts of laws principles thereof that would require the application of the Law of another jurisdiction.
          8.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by or on behalf of each party hereto as of the date first above written.

HAGEN FAMILY LIMITED PARTNERSHIP
By	/s/ Thomas B. Hagen
	Name:	Thomas B. Hagen
	Title:	General Partner

ABRAMS CAPITAL PARTNERS I, L.P.
By:	Pamet Capital Management, L.P., its Investment Manager

By: Pamet Capital Management, LLC

By	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.
By:	Pamet Capital Management, L.P., its Investment Manager

By: Pamet Capital Management, LLC

By	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

WHITECREST PARTNERS, L.P.
By:	Pamet Capital Management, L.P., its Investment Manager

By: Pamet Capital Management, LLC

By	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL INTERNATIONAL, LTD.
By:	Pamet Capital Management, L.P., its Investment Manager

By: Pamet Capital Management, LLC

By	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

Schedule I

Seller	Number of Shares	Purchase Price
Abrams Capital Partners I, L.P.	10	1,308,300
Abrams Capital Partners II, L.P.	110	14,391,300
Whitecrest Partners, L.P.	21	2,747,430
Abrams Capital International, Ltd.	9	1,177,470

TOTAL	150	$19,624,500